Exhibit 99.1

Constellium Announces Settlement of Cash Tender Offers for 7.875% Senior Secured Notes due 2021, 7.00% Senior Notes due 2023 and 8.00% Senior Notes due 2023

Amsterdam, November 9, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) (“Constellium” or the “Company”) today announced the settlement of the cash tender offers announced on October 30, 2017 (the “Tender Offers”) to repurchase any and all of its outstanding 7.875% Senior Secured Notes due 2021 (the “7.875% Notes”), 7.00% Senior Notes due 2023 (the “7.00% Notes”) and 8.00% Senior Notes due 2023 (the “8.00% Notes” and together with the 7.875% Notes and the 7.00% Notes, the “Notes”).

Pursuant to the terms of the Tender Offers, the Company’s offer to pay the applicable tender offer consideration expired at 5:00 p.m., New York City time, on November 6, 2017 (the “Expiration Time”). Based on final information provided to the Company by D.F. King, the tender agent and information agent for the Tender Offers, $229,854,000 in aggregate principal amount of the 7.875% Notes, €128,926,000 in aggregate principal amount of the 7.00% Notes and $243,642,000 in aggregate principal amount of the 8.00% Notes were validly tendered (and not validly withdrawn) at or prior to the Expiration Time.

The Company has accepted all of the Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time. Settlement of the Tender Offers will be completed by the Company as of November 9, 2017 (the “Settlement Date”) on the terms set forth below.

ISIN, CUSIP / Common Code	Outstanding Principal Amount	Title of Security	Consideration*
US210383AE55, 210383AE5 144A / USN22038AC20, N22038AC2 Reg S	$425,000,000	7.875% Senior Secured Notes due 2021	$1,062.29

XS1151724413, 115172441 144A / XS1151723282, 115172328 Reg S	€240,000,000	7.00% Senior Notes due 2023	€1,065.00

US210383AD72, 210383AD7 144A / USN22038AB47, N22038AB4 Reg S	$400,000,000	8.00% Senior Notes due 2023	$1,070.79

*	Per $1,000 or €1,000, as applicable, principal amount of the applicable series of Notes. Tendering Holders will also receive accrued and unpaid interest to, but not including, the Settlement Date for the applicable series of Notes purchased pursuant to the Tender Offers.

Concurrently with the commencement of the Tender Offers, the Company called for redemption of all of the outstanding Notes (the “Redemption”). The redemption price for the 7.875% Notes is 100% of the principal amount of the 7.875% Notes redeemed, plus the Applicable Premium (as defined in the indenture relating to the 7.875% Notes), plus accrued and unpaid interest, if any, to the redemption date. The redemption price for the 7.00% Notes is 100% of the principal amount of the 7.00% Notes redeemed, plus the Applicable Premium (as defined in the indenture relating to the 7.00% Notes), plus accrued and unpaid interest, if any, to the redemption date. The redemption price for the 8.00% Notes is 100% of the principal amount of the 8.00% Notes redeemed, plus the Applicable Premium (as defined in the indenture relating to the 8.00% Notes), plus accrued and unpaid interest, if any, to the applicable redemption date. Substantially concurrently with the consummation of the Tender Offers, the Company intends to satisfy and discharge all Notes not purchased on the Settlement Date pursuant to the Tender Offers by depositing with the trustee cash sufficient to pay the redemption price of each series of Notes on the applicable redemption date (the “Satisfaction and Discharge”). The Company expects the redemption date of the 7.875% Notes and the 8.00% Notes to occur on November 29, 2017 and the redemption date of the 7.00% Notes to occur on November 30, 2017.

The Company has retained Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC to act as dealer managers in connection with the Tender Offers. Questions may be directed to Deutsche Bank Securities Inc. collect at (212) 250-7527 or toll free at 855-287-1922 or to Credit Suisse Securities (USA) LLC collect at (212) 325-6340 or toll free at 1-800-820-1653. The Offeror has retained D.F. King & Co., Inc. to act as the information agent and tender agent for the Tender Offers. Questions and requests for additional documents may be directed to D.F. King at (866) 544-8778 (toll free), (212) 269-5550 (New York) or +44 20 7920 9700 (London) or by email: cstm@dfking.com. Copies of the Offer to Purchase are available at the following web address: www.dfking.com/cstm.

This press release shall not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Tender Offers, the Redemption, the Satisfaction and Discharge, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and our registration statement on Form F-3, filed on October 30, 2017, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.